January 20, 2006

Max A. Webb, Esq., Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Residential Asset Mortgage Products Inc., Form S-3 Relating to
Mortgage Asset-Backed Pass Through Certificates and Asset-Backed Notes

Dear Mr. Webb:

On behalf of Residential Asset Mortgage Products, Inc. (the “Depositor”), we have caused to be filed with you electronically under EDGAR, the above-referenced Registration Statement on Form S-3 (the “RAMP Registration Statement”). The Depositor is filing the RAMP Registration Statement to increase the amount of registered securities it is authorized to offer.

Two courtesy copies of the RAMP Registration Statement in printed format are being forwarded to your attention. The versions of prospectus supplement and base prospectus contained in the courtesy copies have been marked to indicate changes from the Depositor’s prior registration statement on Form S-3 (Registration Statement No. 333-125485).

We have been advised that payment of the filing fee in the amount of $107 has been made to the Securities and Exchange Commission (the “Commission”) by the Depositor on January 20, 2006.

We believe that the RAMP Registration Statement complies in all respects with the requirements of Regulation AB. In this regard, please be advised that the sponsor under the RAMP Registration Statement is Residential Funding Corporation. Residential Funding Corporation is also the sponsor under the registration statement (the “RALI Registration Statement”) of Residential Accredit Loans, Inc. RFC was a participant in the Commission’s Regulation AB pilot program and we believe the comment process is now complete to the satisfaction of the Commission. The RALI Registration Statement also contemplates the securitization of residential mortgage loans. We have made changes as appropriate to the RAMP Registration Statement to conform to the RALI Registration Statement.

Max A. Webb, Esq.

January 20, 2006

If you have any questions or require any additional information with respect to these documents, please contact me at (202) 339-8479.

Very truly yours,

Duane K. Beasley, Esq.

cc:     Katharine I. Crost, Esq.

Enclosures